SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)1

                                  Ticketmaster
                  (f/k/a Ticketmaster Online-Citysearch, Inc.)
                                (NAME OF ISSUER)

                 Class B Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    88633P203
                                 (CUSIP NUMBER)


              Julius Genachowski, Esq.    Daniel R. Goodman, Esq.
              USA Networks, Inc.          Ticketmaster Corporation
              152 West 57th Street        3701 Wilshire Boulevard
              New York, NY 10019          Los Angeles, CA 90010
              212) 314-7200               (213) 381-2000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 31, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

-----------------------

1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Person

      USA Networks, Inc.
      59-2712887

(2)   Check the Appropriate Box if a Member of a Group           (a) [ ]
                                                                 (b) [X]

(3)   SEC Use Only

(4)   Source of Funds

      Not applicable

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                   [ ]

(6)   Citizenship or Place of Organization

      Delaware

   Number of    (7)  Sole Voting Power          95,782,544; see Item 5
    Shares
  Beneficially  (8)  Shared Voting Power        None; see Item 5
    Owned by
      Each      (9)  Sole Dispositive Power     95,782,544; see Item 5
   Reporting
  Person With:  (10) Shared Dispositive Power   None; see Item 5





(11) Aggregate Amount Beneficially Owned by Each Reporting Person 95,782,544 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

(13)  Percent of Class Represented by Amount in Row (11)
                       70.8%
      Assumes conversion of all shares of Class A Common Stock beneficially owned by the Reporting Persons into shares of Class B Common Stock. Because each share of Class A Common Stock generally is entitled to fifteen votes per share and each share of Class B Common Stock is entitled to one vote per share, the Reporting Persons beneficially owns equity securities of the Company representing approximately 85.1% of the voting power of the Company.

(14)  Type of Reporting Person

      CO

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons
      Ticketmaster Corporation
      36-3285772

(2)   Check the Appropriate Box if a Member of a Group           (a) [ ]
                                                                 (b) [X]
(3)   SEC Use Only

(4)   Source of Funds

      Not applicable

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                   [ ]

(6)   Citizenship or Place of Organization

      Illinois

   Number of    (7)  Sole Voting Power          None; see Item 5
    Shares
  Beneficially  (8)  Shared Voting Power        None; see Item 5
    Owned by
      Each      (9)  Sole Dispositive Power     None; see Item 5
   Reporting
  Person With:  (10) Shared Dispositive Power   None; see Item 5

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
              None; see Item 5.

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

(13)  Percent of Class Represented by Amount in Row (11)
                       0%

(14)  Type of Reporting Person

      CO

ITEM 1.     SECURITY AND ISSUER

            This constitutes Amendment No. 4 (this "Amendment") to the Statement on Schedule 13D (the "Statement"), dated December 2, 1999, as amended by Amendment No. 1, dated June 26, 2000, Amendment No. 2, dated October 23, 2000, and Amendment No. 3, dated November 21, 2000, with respect to shares of Class B common stock, par value $.01 per share (the "Class B Common Stock"), of Ticketmaster, formerly known as Ticketmaster Online-Citysearch, Inc., ("TMCS"). TMCS changed its name to "Ticketmaster" effective January 31, 2001. All capitalized terms used and not otherwise defined herein shall have the meanings assigned to these terms in the Statement. The principal executive offices of TMCS are located at 3701 Wilshire Boulevard, Los Angeles, CA 90010.


ITEM 2.     IDENTITY AND BACKGROUND

           The first sentence of the first paragraph of Item 2 of the Statement is hereby amended and restated in its entirety as follows:

            This Statement is filed by USA Networks, Inc., a Delaware corporation ("USAi"), and Ticketmaster Corporation, an Illinois corporation and, as of January 31, 2001, a wholly owned subsidiary of TMCS ("Ticketmaster Corp.," and together with USAi, the "Reporting Persons"). As described in Item 5 below, on January 31, 2001, TMCS acquired Ticketmaster Corp. and, accordingly, this Amendment constitutes the final Amendment to the Statement by Ticketmaster Corp.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The information contained in Item 3 of the Statement is hereby amended and supplemented by adding the following information:

            On January 31, 2001, USAi and TMCS issued a joint press release announcing that USAi and TMCS had consummated the combination contemplated by the Contribution Agreement between USAi and TMCS, dated as of November 20, 2000 (the "Contribution Agreement"). Pursuant to the Contribution Agreement, USAi contributed the businesses and operations of Ticketmaster Corp. to TMCS in exchange for the issuance by TMCS to USAi of 52 million shares of TMCS Class B Common Stock in addition to the shares of TMCS stock that USAi previously beneficially owned (the "Issuance"). A copy of the press release is attached as an exhibit hereto and incorporated herein by reference.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The information contained in Item 5 of the Statement is hereby amended and supplemented by adding the following information:

            As of January 31, 2001 (after giving effect to the Issuance), USAi may be deemed to be a beneficial owner of 95,782,544 shares of the Class B Common Stock, of which (i) 42,480,143 shares are shares of Class A Common Stock, which, at the option of the holder, may be converted on a one-for-one basis into shares of Class B Common Stock, and (ii) 53,302,401 shares are shares of Class B Common Stock. Assuming conversion of the shares of Class A Common Stock owned by USAi into shares of Class B Common Stock, USAi may be deemed to beneficially own approximately 70.8% of the outstanding Class B Common Stock. Because each share of Class A Common Stock generally is entitled to fifteen votes per share and each share of Class B Common Stock is entitled to one vote per share, USAi may be deemed to beneficially own equity securities of TMCS representing approximately 85.1% of the voting power of TMCS based upon 47,923,463 shares of Class A Common Stock and 92,775,416 shares of Class B Common Stock outstanding as of November 30, 2000 (after giving effect to the Issuance).

            As of January 31, 2001, TMCS acquired Ticketmaster Corp., and with it the shares of Class A Common Stock and Class B Common Stock owned by Ticketmaster Corp. TMCS is now the beneficial owner of such shares. As a result, Ticketmaster Corp.'s obligations to report its ownership of Class B Common Stock have ceased, and this Amendment is the final amendment to the Statement that will be filed by Ticketmaster Corp.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following exhibits are filed as part of this Amendment:

            4. Press Release of USA Networks, Inc. and Ticketmaster, dated January 31, 2001.

                                   SIGNATURES

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Date:  February 2, 2001

                                       USA NETWORKS, INC.


                                       By: /s/ Julius Genachowski
                                           -------------------------
                                           Name:  Julius Genachowski
                                           Title: Senior Vice President,
                                                  General Counsel and
                                                  Secretary



                                       TICKETMASTER CORPORATION


                                       By: /s/ Daniel R. Goodman
                                           -----------------------
                                           Name:  Daniel R. Goodman
                                           Title: Executive Vice President,
                                                  General Counsel and
                                                  Assistant Secretary

                                INDEX TO EXHIBITS
                                -----------------

            4. Press Release of USA Networks, Inc. and Ticketmaster, dated January 31, 2001




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